Exhibit (g)(3)

AMENDED AND RESTATED

SCHEDULE B

FUND LIST

Dated: April 1, 2021

Treasury Portfolio

Treasury Instruments Portfolio

Liquid Assets Portfolio

U.S. Government Portfolio

U.S. Government Select Portfolio

NORTHERN INSTITUTIONAL FUNDS		THE NORTHERN TRUST COMPANY

By:	/s/ Randal E. Rein	By:	/s/ Pamela D. Burns

Name:	Randal E. Rein	Name:	Pamela D. Burns

Title:	Treasurer	Title:	Senior Vice President

B-1